[redacted]

08029687

AB 3/11

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SEC Mail Processing Section

FEB 29 2008

Washington, DC 103

UNITED

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL DERIVATIVES GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER JENSON (312) 395-3889
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CONFIDENTIAL TREATMENT REQUESTED BY CITADEL LIMITED PARTNERSHIP

3/19

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY, 10017
Telephone (646) 471-3000
Facsimile (813) 298-6000

Report of Independent Auditors

To the Members of Citadel Derivatives Group LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Citadel Derivatives Group LLC (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2008

CITADEL DERIVATIVES GROUP LLC
(A Delaware Limited Liability Company)
(SEC File Number 8-53574)

Statement of Financial Condition
as of December 31, 2007
and Independent Auditors' Report

Claim for Exemption from the Registration
Requirements of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission (the "CFTC") has been filed
by the Commodity Pool Operator of Citadel Derivatives Group LLC
on the basis of CFTC Rule 4.13(a)(4)

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

CITADEL DERIVATIVES GROUP LLC

STATEMENT OF FINANCIAL CONDITION
(Expressed in U.S. dollars in thousands)
December 31, 2007

ASSETS

Assets:		
Cash and cash equivalents	$	59,144
Securities owned, held at clearing brokers		5,263,591
Securities purchased under agreement to resell		282,037
Receivables from brokers and dealers, clearing organization and futures clearing brokers		1,065,548
Dividends receivable		4,011
Receivable from affiliate		27,421
Exchange memberships, at cost (fair value $69,363)		45,602
Other assets		15,127
Total assets	$	6,762,481

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Securities sold, not yet purchased	$	5,864,432
Dividends payable		5,941
Payable to affiliates		19,263
Other liabilities		13,263
Total liabilities		5,902,899
Members' capital		859,582
Total liabilities and members' capital	$	6,762,481

See notes to statement of financial condition.

CITADEL DERIVATIVES GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
(Expressed in U.S. dollars)
December 31, 2007

Citadel Derivatives Group LLC (the "Company" or "CDRG"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, is a member of the Financial Industry Regulatory Authority ("FINRA"), the Chicago Board Options Exchange, the American Stock Exchange, the Philadelphia Stock Exchange, the Boston Options Exchange, the NYSE Arca Inc., the NASDAQ Stock Market, the International Securities Exchange, and the Chicago Mercantile Exchange. The Company's only members are Citadel Wellington LLC ("Wellington LLC"), a Delaware limited liability company, and Citadel Limited Partnership ("CLP"), a Delaware limited partnership. On July 1, 2007, CLP designated Wellington LLC interests as Class A and Class B interests for its members. All previous interests in Wellington LLC for each member were reduced to 80% of their capital balance and designated as Class A interests. The remaining 20% of each member's capital balance was, at the discretion of each member, designated as either (i) Class A interests, (ii) Class B interests, (iii) a capital distribution, or (iv) any combination thereof. Class A interests continues to participate in the results generated by all investment strategies, other than CDRG, as well as its pro-rata share of certain of CDRG's equity investments ("Shared Portfolio Assets"). Class B interests participates in the profits and losses generated by strategies employed on behalf of CDRG, including its pro-rata share in the Shared Portfolio Assets. In connection with this reorganization, CLP acquired an approximate 33% interest in CDRG.

The Company primarily engages in market making in equities and equity options on various U.S. exchanges as well as proprietary trading. CLP is the Manager of Wellington LLC and the Company and is responsible for managing all investment activities for the Company. Pursuant to Part 4 of the regulations promulgated by the U.S. Commodity Futures Trading Commission ("CFTC"), CLP is an exempt "commodity trading advisor" and an exempt "commodity pool operator" with respect to the Company. The Company is a "commodity pool" operated by CLP pursuant to CFTC Rule 4.13(a)(4). With respect to Wellington LLC, CLP is a registered "commodity trading advisor" and "commodity pool operator." Wellington LLC is a "commodity pool" operated by CLP pursuant to CFTC Rule 4.7. Citadel Investment Group, L.L.C. ("CIG"), a Delaware limited liability company and an affiliate of CLP, provides administrative and investment-related services to the Company. Citadel Solutions LLC ("CSL"), a Delaware limited liability company and an affiliate of CIG, is responsible for providing certain administrative services to the Company. Under the terms of the Company's Fourth Amended and Restated Limited Liability Company Operating Agreement ("LLC Operating Agreement") dated as of December 31, 2004, the Company will terminate on December 31, 2030, although it may be terminated earlier at the discretion of CLP or its members.

(1) Summary of Significant Accounting Policies:

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in accordance with GAAP requires CLP to make estimates and assumptions that affect the reported amounts of assets and liabilities and the

(1) Summary of Significant Accounting Policies, Continued:

Use of Estimates, Continued

disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Principal Transactions, net

Principal transactions, net are recorded on a trade-date basis. The cost of securities purchased through other brokers includes commissions and related costs of executing transactions.

Cash and Cash Equivalents

The Company defines cash and cash equivalents in the statement of financial condition as cash and funds held in liquid investments with original maturities of ninety days or less. Substantially all cash and cash equivalents are held at a major U.S. bank.

Securities Owned, Held at Clearing Brokers

Substantially all the Company's securities owned, at fair value, are held at a major U.S. financial institution which is permitted by contract or custom to sell or repledge these securities.

Receivables from Brokers and Dealers

Substantially all receivables from brokers and dealers include cash balances with a clearing broker. The clearing brokers' internal and regulatory collateral requirements on open short positions and securities purchased on margin require that cash and/or securities be maintained in the accounts to satisfy such requirements.

Interest and Dividends Revenue and Expense

Dividends received (paid) on equity securities are recognized as income (expense) on the ex-dividend date. Interest income (expense) is recognized on the accrual basis when a reasonable expectation of collection exists.

Payment for Order Flow

The Company, in its capacity as an options and equities market maker, frequently receives and makes payments for providing or receiving order flow to markets and customers. Payment for order flow is

(1) Summary of Significant Accounting Policies, Continued:

Payment for Order Flow, Continued

recognized as revenue (expense) on a trade-date basis. As of December 31, 2007, $4,257,369 and $6,818,443 were held in other assets and other liabilities on the statement of financial condition respectively.

Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions are reported as operating activities and require cash or other collateral to be deposited or taken in. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received, respectively, as required. All securities borrowing and lending activity was transacted with the Company's affiliate, Citadel Trading Group L.L.C. ("CITG"), a Delaware limited liability company. CITG is a broker and dealer registered with the SEC and a member of FINRA. CLP is the Manager for CITG. These securities borrowing and lending transactions are collateralized as a percentage of the fair value of the investment positions. To mitigate counterparty credit risk related to securities borrowed and securities loaned, positions are marked to fair value on a daily basis and correspondingly, cash flows are exchanged between the borrower and lender to satisfy the resulting changes in collateral requirements. Interest revenue and expense are accrued based on rates associated with the related borrows and loans.

Repurchase and Resale Agreements

The Company engages in collateralized financing transactions consisting of securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements"). In accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("FIN 41"), the Company records the net repurchase agreement or resale agreement position in the statement of financial condition if the legal right of offset exists. Repurchase agreements and resale agreements are collateralized primarily as a percentage of the fair value of the securities bought or sold. The Company monitors collateral fair value on a daily basis relative to the amounts due under the agreements, including interest, and when necessary, requires the transfer of cash or securities in order to manage its exposure and ensure excess collateral. If the counterparty defaults, realization of the collateral by the Company may be delayed or limited. Repurchase agreements and resale agreements are short-term in nature and are recorded at contract value, plus accrued interest on the statement of financial condition. The Company has accepted collateral that it is permitted by contract or custom to sell or repledge. As of December 31, 2007, the Company had resale agreements with collateral having a fair value of $287,640,001 of which none is repledged.

Valuation of Investment Positions

Investment positions include the Company's securities owned and securities sold, not yet purchased and derivative holdings ("Investment Positions"). Investment Positions are reported at fair value as

CITADEL DERIVATIVES GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
(Expressed in U.S. dollars)
December 31, 2007

(1) Summary of Significant Accounting Policies, Continued:

Valuation of Investment Positions, Continued

determined by CLP. The fair value determined by CLP is based on available information and represents CLP's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Investment Positions. All Investment Positions are valued at the close of business on each date of determination in the relevant time zone as determined by CLP. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of the Investment Positions in question continue to trade after the close of business and prior to the next opening of business in such time zone, except that CLP may value (or revalue as the case may be) any and all Investment Positions after the close of business if CLP believes that doing so is necessary in order to better reflect fair market value, giving considerations to a natural disaster, act of war or terrorism or similar extraordinary event (but excluding idiosyncratic firm or industry specific developments) that CLP determines has or may have a material impact on the asset value of the Company, even though such event occurs after the close of business but prior to the end of day on the date of the statement of financial condition for the accounting period in question.

Investment Positions are valued based on third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities, brokers and dealers. CLP may arbitrate the price information received in determining the best estimate of the fair value for Investment Positions. Investment Positions may also be valued on the basis of a spread or price differential, as quoted by dealers, to other Investment Positions.

Investment Positions which are traded on one or more exchanges, organized dealer markets or electronic trading facilities include equity securities and exchange-traded options and futures. Equity securities and exchange-traded futures are valued at their closing price on the exchange upon which they are principally traded. Exchange traded options are generally valued based upon the average of the bid and asked prices as reported by various exchanges upon which those options are traded. Equity interests in exchanges and electronic communication networks ("ECNs") are generally valued based upon comparables and other market indicators.

Management estimates the aggregate fair value of other financial instruments (including receivables, payables and accrued expenses) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in certain exchanges and which provide the Company with the right to conduct business on those exchanges, and exchange memberships which represent only the right to conduct business on the exchange, and which are accounted for as intangible assets, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects CLP's estimate of the impairment. There were no exchange

(Expressed in U.S. dollars)

(1) Summary of Significant Accounting Policies, Continued:

Exchange Memberships, Continued

membership impairments as of December 31, 2007. The disclosure of the fair market value of the exchange memberships is based on recent sales where available. CLP may arbitrate the price information received in determining the best estimate of the fair value for exchange memberships. As of December 31, 2007, the Company's 8,000 Class A shares and memberships in the Chicago Mercantile Exchange were pledged to the Chicago Mercantile Exchange as security for the Company's clearing member obligation.

The Company provides guarantees to exchanges. Under standard membership agreements, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CLP believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. As noted in Note (6), the Company clears its activity through broker and dealers including an affiliate, which the Company indemnifies for certain losses. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's statement of financial condition and as such, has recorded no liability on the statement of financial condition.

(2) New Accounting Pronouncements:

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* ("FIN 48"). On February 1, 2008, the FASB subsequently issued FASB Staff Position FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises,* allowing deferral of the implementation of FIN 48. FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company expects to adopt the provisions of FIN 48 during 2008. Adoption of FIN 48 is not expected to have a material effect on the Company's results of operations or financial position.

(Expressed in U.S. dollars)

(2) New Accounting Pronouncements, Continued

However, CLP's conclusions regarding FIN 48 may be subject to review and adjustment at a later dated based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analysis of tax laws, regulations and interpretations.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risk inherent in the inputs to the model, if market participants would also include such an adjustment. SFAS 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily available in an active market.

In addition, under SFAS 157 the Company will be required to make certain disclosures regarding the inputs used to measure fair value. The standard establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions and inputs developed based on the best available information (unobservable inputs). The provisions of SFAS 157 are generally to be applied prospectively and are effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company's results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), including an amendment of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. SFAS 159 permits entities to choose to measure many financial instruments, and certain other items, at fair value, with changes in fair value recognized in earnings. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 applies to reporting periods beginning after November 15, 2007. The Company is currently evaluating the potential impact on its results of operations or financial position upon adoption of SFAS 159.

(3) Securities Owned and Securities Sold, Not Yet Purchased:

At December 31, 2007, securities owned and securities sold, not yet purchased consist of the followings (in thousands of U.S. dollars):

	Securities Owned	Securities Sold, Not Yet Purchased
Corporate debt obligations	1,197	287
Corporate stocks and warrants	1,878,634	1,711,524
Listed options	3,239,628	4,152,621
Exchanges and ECNs, at fair value (cost $39,700)	144,132	0
	$ 5,263,591	$ 5,864,432

(4) Income Taxes:

The Company is a limited liability company and elected to be taxed as a partnership for federal and state income tax purposes. As a partnership, the Company is not subject to federal or state income tax directly. The Company's members will include their allocable share of the Company's current year taxable income or loss on their respective federal and state tax filings, as applicable.

(5) Transactions with Related Parties:

Pursuant to an administrative services agreement, the Company must make payments to CIG for direct and allocable administrative, general and operating expenses paid by CIG, on behalf of the Company, as well as for the administrative services provided by CIG.

The Company makes payments to CSL for certain administrative services provided by CSL.

During the year the company engaged in securities borrowing and lending transactions with CITG, for which the collateral pledged and received was substantially all in the form of securities. As of December 31, 2007 the fair value of securities borrowed was $91,018,685 and the related fair value of securities pledged as collateral was $100,874,003. Due to the fact that the collateral advanced was non-cash, there is no impact on the statement of financial condition for these securities borrowing transactions. As of December 31, 2007, the fair value of securities loaned was $1,818,077 which was not collateralized. Due to the fact that no collateral was received, there is no impact on the statement of financial condition for these securities lending transactions. The Company is permitted by contract or custom to sell or repledge securities borrowed. As of December 31, 2007, the Company had resale agreements with an affiliated entity, Fairfax International Investments Ltd. ("Fairfax"), a Cayman Islands company, with a fair value of $282,000,000 as well as the associated interest accrual of $37,208 and is reflected on the statement of financial condition.

The Company allocates a pro-rata share of the appreciation or depreciation of its Shared Portfolio Assets to Wellington LLC's Class A interests and receives interest related to the financing of its Shared Portfolio Assets from Wellington LLC's Class A. Interest accrues at a rate of LIBOR plus 150

(5) Transactions with Related Parties, Continued

basis points on Wellington LLC's Class A's basis in the Shared Portfolio Assets. Wellington LLC's Class A's basis is derived from its percentage of total capital of Wellington LLC times the market value of the Shared Portfolio Assets at prior month-end. As of December 31, 2007, the Company had a net payable to Wellington LLC Class A in the amount of $7,199,275 which is included in payable to affiliates on the statement of financial condition.

Receivable from affiliate is related to clearing and securities borrowing and lending activities with CITG.

Certain of the Company's present and future obligations arising out of transactions entered into under agreements with various financial institutions have been guaranteed by Wellington LLC.

Any value related to intellectual property, utilized by CLP and/or its affiliates to operate CDRG's business, is owned by CLP and/or its affiliates. CLP and certain of its affiliates have a revocable, non-transferable, royalty-free right to use, reproduce, and revise this intellectual property.

(6) Risk Management:

Market risk is the potential for changes in the value of Investment Positions and securities underlying securities purchased under agreements to resell and securities borrowed and loaned positions due to market changes, including interest and currency rate movements as well as fluctuations in the prices of Investment Positions. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. Market risk is managed in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivatives. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Investment Positions and the instruments used to hedge such Investment Positions.

Credit risk is the risk of loss due to the failure of a counterparty to perform according to the terms of a contract. The credit risk of exchange-traded Investment Positions, such as exchange-traded futures and options, is reduced by the regulatory requirements of the individual exchanges in which the instruments are traded.

The Company clears its options and substantially all its equity securities transactions through a major U.S. broker and dealer, which also maintains the Company's positions. These positions are recorded at fair value under securities owned, held at clearing brokers, on the statement of financial condition. In addition, the clearing broker provides the majority of the financing for these securities. The remainder of the Company's transactions is cleared through CITG. This can result in a concentration of credit risk with these institutions. This risk is partially mitigated by the obligation of these financial institutions to comply with rules and regulations governing broker-dealers, including the requirement to maintain a minimum amount of net capital.

(6) Risk Management, Continued

The Company sells various financial instruments which it does not yet own or does not choose to deliver ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability in the statement of financial condition, is correspondingly increased, and principal transactions, net is correspondingly reduced in the statement of income. To manage this market risk, the Company may hold Investment Positions which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Investment Positions as deemed necessary.

(7) Derivative Financial Instruments:

The Company transacted in derivative financial instruments during the year that included exchange-traded options and futures. These are instruments whose values are based, in part, upon underlying assets, indices, or reference rates or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates.

Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. Derivatives are typically also subject to certain additional risks, such as those resulting from leverage and less liquidity, to which the underlying financial instruments may not be subject. The Company may use derivative financial instruments in the normal course of its business to take speculative Investment Positions as well as for risk management purposes. The Company's derivative financial instrument risks should not be viewed in isolation, but rather CLP believes they should be considered on an aggregate basis along with the Company's other investing activities. The Company manages the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management.

Options are contracts that grant the holder, in return for payment of the purchase price (the "premium") of the option, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options as well as changes in interest rates and market volatility. Options written by the Company do not give rise to counterparty credit risk as they obligate the Company, not its counterparty, to perform.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until the delivery date, regardless of the changes in their value or the Company's investment strategy. Exposure to market risk is managed in accordance with

(Expressed in U.S. dollars)

(7) Derivative Financial Instruments, Continued

risk limits set by the Company's buying or selling instruments or entering into offsetting positions. The estimated fair value of financial futures as of December 31, 2007 is a loss of $263,626 and is included in receivables from brokers and dealers, clearing organization and futures clearing brokers on the statement of financial condition.

(8) Legal Contingency:

In the normal course of business, the Company has been named as a defendant in legal actions. Certain of these legal actions include claims for indeterminate amounts of damages. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, or actions which are in very preliminary stages, the Company cannot predict with certainty the eventual loss or range of loss related to such matters. The Company believes, based on current knowledge and after consultation with counsel, that the outcome of these actions will not have a material adverse effect on the financial condition of the Company, although the outcome could potentially be material to the Company's future operating results for a particular period or periods.

(9) Regulatory Requirements:

The Company is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2007, net capital was approximately $279,140,080, which was in excess of the Company's required net capital by $278,140,080.

The Company is also subject to the requirements of the SEC "Computation for Determination of Reserve Requirements" (Rule 15c3-3). However, the Company does not carry any securities for the account of a customer as defined in Rule 15c3-3. Therefore, there are no reportable amounts as of December 31, 2007.

(10) Subsequent Events:

Effective January 1, 2008, Wellington LLC transferred its Class B interest in the Company to Citadel Derivatives Group Investors LLC ("CDGI"), a Delaware limited liability company and CLP transferred its interest to CLP Holdings LLC, a Delaware limited liability company.

Subsequent to December 31, 2007, a capital withdrawal of $15,500,000 was made by CDGI.

CITADEL DERIVATIVES GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
(Expressed in U.S. dollars)
December 31, 2007

****

In accordance with the rules of the U.S. Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in the statement of financial condition is accurate and complete.

CITADEL LIMITED PARTNERSHIP
Manager and Commodity Pool Operator for the
Commodity Pool, Citadel Derivatives Group LLC
by: Citadel Investment Group, L.L.C., its general partner
by: Peter Jenson, Global Controller

END